UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                      ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 25, 2025, LightInTheBox Holding Co., Ltd. (the “Company”) made available to its shareholders a convening notice to the Company’s annual general meeting. The annual general meeting is expected to take place on December 19, 2025, at 10:00 a.m. local time at 21st Floor, Lane 666, Haiyang West Road, Pudong New Area, Shanghai, China. A copy of the press release and the annual general meeting notice are attached as Exhibit 99.1 and 99.2 to this Report on Form 6-K.

The information contained in this Report on Form 6-K and Exhibit 99.1 and 99.2 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: LightInTheBox to Hold 2025 Annual General Meeting on December 19, 2025
99.2	Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: November 25, 2025

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